SCHEDULE 13G

              Under the Securities Exchange Act of 1934
                         (Amendment No. ------------)


		             Agere Systems Inc-CL A
-----------------------------------------------------------------------
                         (Name of Issuer)



                               Common
-----------------------------------------------------------------------
                     (Title of Class of Securities)



                               00845V100
-----------------------------------------------------------------------
                             (CUSIP Number)


Check the following box if a fee is being paid with this statement /_/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other previsions of the Act (however, see the Notes)

Item 1(a) 	NAME OF ISSUER
	Agere Systems Inc-CL A
Item 1(b)	ADDRESS OF ISSUERS PRINCIPAL EXECUTIVE OFFICES
	555 Union Blvd
	Allentown, PA 18109
Item 2(a)	NAME OF PERSON FILING
	Davis Advisors for
Abar Foundation
AEP
Atlanta G & L
Atmos Energy
Avon Old Farms
AXP Partners
Bowne & Co.
Catholic Mutual
Champa Trust
Credit Suisse
Del Labs PenPl
Del Labs-Lacrss
DetroitLaborers
DNE Corp
DNYVF
DOF
DVaraValue
ElectAnnu
ElectPens
Emma Willard
Fishkind LLC
G Depreciation
G Foundation
G Pension
Galveston
Georgia CorpNew
Gonzaga Univ
Grange
Hathaway
Hirsch
Hoff Family Tr.
Kaiser
KW Davis Trust
Lewis & Roca
MassMPrt
MassMVar
Mattin A
Mattin B
Medcen
MennenFT
Methodist Home
MetLife SIP
Milder CP
Minn Retail
MIT Value
Mt. Sinai
NASD
NASDRegulation
NedsIsland
NM Mutual
Noramco Davis
NYC Superior
Plumber
Polaris
Prudential SP
Quadsan
Rappaport
RL Polk
SAS
Scudder - SVS
SicavDOF
SicavDVF
SSB Large Cap V
SSS
Stobie Creek
Suburban Prop
SunLifeValue
Tallahassee
Temple
Union Dale
Via
Volvo
Wallace Retire
Wellstar
APL WRAP
AG Edwards WRAP
CIBC WRAP
Morgan WRAP
MC Donald WRAP
Mesirow WRAP
Morgan Keegan WRAP
Paine Webber WRAP
Piper Jaffrey WRAP
Prudential WRAP
Raymond James WRAP
Salomon Simth WRAP
Wood Gundy WRAP
Item 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE
	Davis Advisors
	2949 East Elvira Road, Suite 101
	Tucson, Arizona 85706
Item 2(c)	CITIZENSHIP
	Colorado Limited Partnership
Item 2(d)	TITLE OF CLASS OF SECURITIES
	Common
Item 2(e)	CUSIP NUMBER
	574599106
Item 3	FIELD PURSUANT TO RULE 13d-1(b)
(e) [X] Investment Adviser registered under Section 203 of the
Investment Advisers Act of 1940
Item 4 	OWNERSHIP
	(a) Amount beneficially owned		75,324,247	shares

Abar Foundation		10,700
AEP				390,700
Atlanta G & L		71,500
Atmos Energy		46,500
Avon Old Farms		10,200
AXP Partners		618,900
Bowne & Co.			26,400
Catholic Mutual		13,900
Champa Trust		24,100
Credit Suisse		90,100
Del Labs PenPl		7,425
Del Labs-Lacrss		665
DetroitLaborers		109,400
DNE Corp			7,700
DNYVF				40,750,000
DOF				1,438,000
DVaraValue			618,800
ElectAnnu			100,600
ElectPens			182,900
Emma Willard		15,900
Fishkind LLC		13,900
G Depreciation		25,300
G Foundation		8,600
G Pension			12,200
Galveston			17,200
Georgia CorpNew		153,098
Gonzaga Univ		33,400
Grange			35,000
Hathaway			22,700
Hirsch			37,700
Hoff Family Tr.		13,700
Kaiser			8,200
KW Davis Trust		56
Lewis & Roca		9,200
MassMPrt			1,075,500
MassMVar			88,000
Mattin A			10,000
Mattin B			10,000
Medcen			7,200
MennenFT			63,800
Methodist Home		81,200
MetLife SIP			101,600
Milder CP			17,600
Minn Retail			134,400
MIT Value			374,800
Mt. Sinai			35,800
NASD				56,400
NASDRegulation		65,200
NedsIsland			44,000
NM Mutual			31,600
Noramco Davis		15,400
NYC Superior		35,800
Plumber			13,500
Polaris			4,898,600
Prudential SP		286,700
Quadsan			22,074
Rappaport			12,700
RL Polk			13,200
SAS				10,192,500
Scudder - SVS		344,000
SicavDOF			95,500
SicavDVF			730,600
SSB Large Cap V		95,600
SSS				342,000
Stobie Creek		40,600
Suburban Prop		22,100
SunLifeValue		76,500
Tallahassee			110,500
Temple			7,000
Union Dale			15,100
Via				16,600
Volvo				17,400
Wallace Retire		80,200
Wellstar			25,900
APL WRAP			4,354,020
AG Edwards WRAP		43,252
CIBC WRAP			156,890
Morgan WRAP			1,752,281
MC Donald WRAP		60,420
Mesirow WRAP		21,695
Morgan Keegan WRAP	39450
Paine Webber WRAP		1,266,813
Piper Jaffrey WRAP	100,855
Prudential WRAP		1,681,943
Raymond James WRAP	8,390
Salomon Simth WRAP	1,200,430
Wood Gundy WRAP		5,990
(b) Percent of class		10.30%
Abar Foundation		0.00%
AEP				0.05%
Atlanta G & L		0.01%
Atmos Energy		0.01%
Avon Old Farms		0.00%
AXP Partners		0.08%
Bowne & Co.			0.00%
Catholic Mutual		0.00%
Champa Trust		0.00%
Credit Suisse		0.01%
Del Labs PenPl		0.00%
Del Labs-Lacrss		0.00%
Detroit Laborers		0.01%
DNE Corp			0.00%
DNYVF				5.57%
DOF			 	0.20%
DVaraValue			0.08%
ElectAnnu			0.01%
ElectPens			0.03%
Emma Willard		0.00%
Fishkind LLC		0.00%
G Depreciation		0.00%
G Foundation		0.00%
G Pension			0.00%
Galveston			0.00%
Georgia CorpNew		0.02%
Gonzaga Univ		0.00%
Grange			0.00%
Hathaway			0.00%
Hirsch			0.01%
Hoff Family Tr.		0.00%
Kaiser			0.00%
KW Davis Trust		0.00%
Lewis & Roca		0.00%
MassMPrt			0.15%
MassMVar			0.01%
Mattin A			0.00%
Mattin B			0.00%
Medcen			0.00%
MennenFT			0.01%
Methodist Home		0.01%
MetLife SIP			0.01%
Milder CP			0.00%
Minn Retail			0.02%
MIT Value			0.05%
Mt. Sinai			0.00%
NASD				0.01%
NASDRegulation		0.01%
NedsIsland			0.01%
NM Mutual			0.00%
Noramco Davis		0.00%
NYC Superior		0.00%
Plumber			0.00%
Polaris			0.67%
Prudential SP		0.04%
Quadsan			0.00%
Rappaport			0.00%
RL Polk			0.00%
SAS				1.39%
Scudder - SVS		0.05%
SicavDOF			0.01%
SicavDVF			0.10%
SSB Large Cap V		0.01%
SSS				0.05%
Stobie Creek		0.01%
Suburban Prop		0.00%
SunLifeValue		0.01%
Tallahassee			0.02%
Temple			0.00%
Union Dale			0.00%
Via				0.00%
Volvo				0.00%
Wallace Retire		0.01%
Wellstar			0.00%
APL WRAP			0.60%
AG Edwards WRAP		0.01%
CIBC WRAP			0.02%
Morgan WRAP			0.24%
MC Donald WRAP		0.01%
Mesirow WRAP		0.00%
Morgan Keegan WRAP	0.01%
Paine Webber WRAP		0.17%
Piper Jaffrey WRAP	0.01%
Prudential WRAP		0.23%
Raymond James WRAP	0.00%
Salomon Simth WRAP	0.16%
Wood Gundy WRAP		0.00%
	(i)   sole power to vote or to direct the vote
		Davis Advisors     75,324,247
	(ii)  shared power to vote to direct the vote
		N/A
	(iii) sole power to dispose or to direct  the disposition of
	      Davis Advisors     75,324,247
	(iv) shared power to dispose or to direct the disposition of N/A

Item 5	Not applicable

Item 6	Not applicable

Item 7	Not applicable

Item 8 	Not applicable

Item 9	Not applicable

Item 10	CERTIFICATION

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer or such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	SIGNATURE	/s/ Anthony Frazia

	PRINT		Anthony Frazia, Chief Compliance Officer

	DATE		July 8, 2002